UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Norsat International Inc.
(Exact Name of Registrant as Specified in Charter)

BRITISH COLUMBIA,	000-12600	98-0461888
CANADA
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification
Incorporation)		Number)

Suite 110 – 4020 Viking Way,
Richmond, BC, Canada, V6V 2L4	V6V 2L4
(Address of Principal Executive Offices)	(Postal Code)

Arthur Chin	(604) 821-2800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2016 is filed herewith as Exhibit 1.01, and is also available at www.norsat.com/investors/corporate-governance/.

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NORSAT INTERNATIONAL INC.
(Registrant)

By: Signed “Arthur Chin”
Name: Arthur Chin
Title: Chief Financial Officer	Date: May 31, 2017